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                                                                     OMBAPPROVAL
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                                                           OMB Number: 3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           Allstates WorldCargo, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, $0.0001 par value per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)



                                   050739 10 1
      ---------------------------------------------------------------------
                                 (CUSIP Number)



                                 Joseph M. Guido
                             4 Lakeside Drive South
                         Forked River, New Jersey 08731
                                  609-693-5950
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                               September 16, 2004
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             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
        ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                            VALID OMB CONTROL NUMBER.


SEC 1746   (11-03)

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CUSIP No.  050739 10 1

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Joseph M. Guido


         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) ...............................................................

             (b) ...............................................................


         3.  SEC Use Only ......................................................

         4.  Source of Funds (See Instructions) OO

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) ................................................

         6.  Citizenship or Place of Organization United States Citizen
                                                 ---------------------

Number of Shares     7.  Sole Voting Power:                18,250,000
Beneficially by                                            ----------
Owned by Each        8.  Shared Voting Power:              0
Reporting Person                                           ----------
With                 9.  Sole Dispositive Power:           18,250,000
                                                           ----------
                     10. Shared Dispositive Power:         0
                                                           ----------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,250,000
             ------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

         13. Percent of Class Represented by Amount in Row (11)
             56.1%
             ------------

         14. Type of Reporting Person (See Instructions)
             IN
             ------------


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ITEM 1. SECURITY AND ISSUER

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 24, 1999 by Joseph M. Guido. This amendment relates to the common stock, $.0001 par value per share ("Common Stock"), of Allstates WorldCargo, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the issuer is 4 Lakeside Drive, Forked River, New Jersey, 08731.

ITEM 4. PURPOSE OF TRANSACTION

         Joseph M. Guido is currently the Chairman of the Board of Directors of the Company and is the holder of a majority of the issued and outstanding shares of the Company's Common Stock. Mr. Guido has executed and delivered a written shareholder consent to the Company to amend and restate the Company's Bylaws to, among other things, increase the size of the Board of Directors from four members to seven members. Upon the effective date of the amended and restated bylaws, Mr. Guido has elected Timothy G. Dolan, Richard J. Hauswirth and Arthur Stein to serve as directors of the Company to fill the vacancies created by the increase in the size of the Company's Board of Directors.

         The purpose of increasing the size of the Board of Directors is to create board seats for independent directors. Mr. Guido believes that independent directors will bring an unbiased, independent, varied and experienced perspective to the Board and that the newly elected directors possess the independence and the skills and experience necessary to aid in the development and management of the Company. To assure that the newly elected directors will have the full opportunity to participate in important decisions concerning the Company, the amended and restated bylaws also provide that, until the conclusion of the first shareholders' meeting after the adoption of the amended and restated bylaws, the Board of Directors may not approve (a) a transfer of the business of any office of the Company to any person or entity or the closure of any office of the Company; (b) any agreement with any entity to become the exclusive sales agent for the Company in any territory, including any agreement similar to the independent sales and service agreement or site licensing agreements previously entered into by the Company; or (c) any amendment or supplement of any independent sales and service agreement(s) or site licensing agreement(s) previously entered into by the Company. Officers of the Company may not take any of the aforementioned actions without the prior approval of the Board of Directors.

         In connection with agreeing to serve on the Company's Board of Directors, each of the newly elected directors entered into an indemnification agreement with Mr. Guido, whereby Mr. Guido has agreed to personally indemnify each of the newly elected directors for any action or claim arising from their nomination to, or service on, the Board of Directors. The newly elected directors shall not be entitled to indemnification or advancement of expenses from Mr. Guido under the indemnification agreements in any circumstances in which the Company would not be permitted to indemnify the newly elected directors by reason of the provisions of Section 14A:3-5(8) of the New Jersey Business Corporation Act.

         The amended and restated bylaws and the election of directors will become effective twenty (20) days after the Company delivers an Information Statement in accordance with Section 14(c) of the Securities Exchange Act of 1934, as amended, to the Company's shareholders. Based on the information available to him, Mr. Guido has provided the Company with a draft Information Statement and requested that the Company complete the Information Statement, file it with the Securities and Exchange Commission, and, upon expiration of the period for comments from the SEC or resolution of any comments, distribute the Information Statement to the shareholders. However, if it is determined that the distribution of an Information Statement to shareholders is not required under the SEC regulations, the amended and restated bylaws and the election of directors will become effective ten (10) days after notice is delivered to the Company's shareholders in accordance with applicable New Jersey law without distribution of an Information Statement.


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ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

         (a) The Company has issued and outstanding 32,509,872 shares of common stock. The 18,250,000 shares beneficially owned by Mr. Guido constitute 56.1% of the issued and outstanding shares of common stock of the Company.

         (b) In Item 11 of the cover page of the Schedule 13D originally filed by Mr. Guido, Mr. Guido claimed beneficial ownership of 18,500,000 shares of the Company's common stock which included 250,000 shares of common stock owned by Teresa Guido, Mr. Guido's wife. Mr. Guido specifically disclaims beneficial ownership of these 250,000 shares of common stock. Mr. Guido has the sole power to vote or to direct the vote, sole power to dispose or direct the disposition of 18,250,000 shares of common stock. Mr. Guido does not share power to vote or to direct the vote, share power to dispose or direct the disposition of any additional shares of common stock.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description
-----------    -----------

99.1           Amended and Restated Bylaws of Allstates WorldCargo, Inc.

99.2           Form of Indemnification Agreement


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2004

                                            /s/ Joseph M. Guido
                                            -------------------------
                                            Joseph M. Guido
                                            Chairman

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

99.1           Amended and Restated Bylaws of Allstates WorldCargo, Inc.

99.2           Form of Indemnification Agreement